03 DEC -3 AM 7:21

November 20, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

03045080

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"KOBE STEEL'S FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL 2003"

Thank you for your assistance in handling it as required.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

1/6

03 DEC -3 7:21
Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
November 20, 2003

KOBE STEEL'S FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL 2003
(April 1, 2003 – September 30, 2003)

TOKYO, November 20, 2003 - Kobe Steel, Ltd. reported today its financial results for the first half of fiscal 2003, ended September 30, 2003.

CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2003 first half	FY2002 first half	% Change	FY2002 full year
Net sales	587,046	577,370	1.7%	1,204,749
Operating income	42,027	34,516	21.8%	81,053
Ordinary income*	17,520	10,044	74.4%	35,442
Net income	8,997	5,228	72.1%	1,723
Net income per share	3.03 yen	1.83 yen		0.59 yen

NON-CONSOLIDATED FINANCIAL SUMMARY

(in millions of yen)	FY2003 first half	FY2002 first half	% change	FY2002 full year
Net sales	387,053	389,476	(0.6%)	807,231
Operating income	26,278	22,194	18.4%	52,258
Ordinary income*	8,180	7,420	10.2%	20,263
Net income (loss)	5,195	4,500	15.5%	(4,859)
Net income per share	1.74 yen	1.56 yen		(1.67 yen)

Notes: * Also known as pretax recurring profit.
Figures in parentheses denote losses or decreases.

CONSOLIDATED SEGMENT SALES

(in millions of yen)	FY2003 first half	FY2002 first half
Iron & Steel	265,118	252,492
Aluminum & Copper	122,831	128,093
Machinery	83,495	98,357
Construction Machinery	93,260	73,330
Real Estate	20,606	15,753
Other Businesses	20,728	25,514
Eliminations	(18,992)	(16,171)
Consolidated net sales	587,046	577,370

OVERSEAS SALES

(in millions of yen)	FY2003 first half	FY2002 first half
Overseas sales	130,151	119,451
Consolidated net sales	587,046	577,370
% overseas sales	22.2%	20.7%

PRODUCTION (in thousands of metric tons)

	FY2003 first half	FY2002 first half	% change
Crude steel	3,646	3,383	7.8%
Rolled aluminum products	216	204	5.6%

Rolled copper products	56	56	0.0%

OVERALL PERFORMANCE

In the first half of fiscal 2003, Japan's exports to China, other Asian countries and the United States increased and private-sector capital investment showed signs of improvement. Although there were indications that business activity was picking up, the economy did not achieve full recovery.

Under these conditions, Kobe Steel, Ltd. continued to place its full efforts into reducing costs and increasing profitability. For the half-year period ended September 30, 2003, orders fell for municipal solid waste treatment plants due to sluggish demand. However, steel exports to Asia were high and demand was strong for construction equipment in China. As a result, consolidated net sales at Kobe Steel rose 1.7% percent to 587 billion yen. Ordinary income went up 7.4 billion yen to 17.5 billion yen, and aftertax net income rose 3.7 billion yen to 8.9 billion yen.

DIVIDENDS

Kobe Steel regrets that it will forgo interim dividend payments and asks its stakeholders for their understanding.

PERFORMANCE BY BUSINESS SEGMENT

IRON & STEEL

Domestic steel demand was firm in the first half of the fiscal year. Although the construction industry was sluggish, export demand from the automotive and other manufacturing markets were strong and private-sector capital investment showed improvement. With steel exports mainly to Asia at a high level, Japan's crude steel production increased over the same period last year. Market conditions continued to improve for steel, as demand tightened both in Japan and overseas.

On this background, at Kobe Steel vigorous marketing and the stable operation of the No. 1 Power Plant in its wholesale electric power supply business contributed to a 5.0% increase in segment sales to 265.1 billion yen. Operating income went up 6.5 billion yen to 27.8 billion yen, owing to an increase in the shipments of steel products and improvement in sales prices.

In Kobe Steel's wholesale electricity supply business, trial operation of the No. 2 Power Plant began in July 2003 and the start-up of commercial operation is slated for April 2004. Together with the No. 1 Power Plant, Kobe Steel will have a total generation capacity of 1.4 million kilowatts of electricity when both plants are in operation next April.

ALUMINUM & COPPER

Although the cool summer and higher taxes on *happoshu* (a low-malt beer) reduced demand for beverage containers, the growth in aluminum bottle cans led to a small increase in the shipments of rolled aluminum products in the half-year period. Demand for automotive sheet, plate for semiconductor and liquid crystal fabrication equipment, blanks for disk drives, and automotive extrusions were firm, leading to higher overall aluminum shipments over the same period last year.

Shipments of rolled copper products were up over the same period last year. Demand for copper strip used in electronic applications were flat in comparison to the same period last year, but demand for copper tube for air conditioners increased in Japan.

Although product sales increased, Kobe Steel's withdrawal from overseas aluminum ingot projects led to a 4.1% decrease in segment sales to 122.8 billion yen. Operating income increased 800 million yen to 7.1

billion yen owing to higher product shipments and overall cost reductions.

MACHINERY

Domestic orders increased 21.8% to 63.4 billion yen due to higher private-sector capital investments that supported orders for rotating machinery, tire machinery and environmental equipment. Overseas orders rose 6.5% to 15.8 billion yen owing to strong demand for rotating machinery and tire machinery to China. As a result, total orders for the Machinery segment increased 18.4% to 79.2 billion yen and the backlog of orders for the half year was 147.6 billion yen.

Machinery segment sales decreased 15.1% to 83.4 billion yen due to low orders for municipal solid waste treatment plants. Operating income went down 2.5 billion yen, resulting in an operating loss of 2.4 billion yen.

CONSTRUCTION MACHINERY

The domestic construction machinery market began showing signs of recovery as replacement purchases increased. In China, demand for construction equipment was strong due to the large push in infrastructure projects. Demand in Southeast Asia was also strong, while the North American market gradually started to recover.

Owing to robust demand in China and improvement in the domestic market, segment sales increased 27.2% to 93.2 billion yen. Operating income rose 1.9 billion yen to 3.4 billion yen.

REAL ESTATE

A tax break on housing loans stimulated demand in the real estate market, leading to a slight increase in housing starts – the first increase in four years. Owing to strong marketing efforts, segment sales increased 30.8% to 20.6 billion yen. Operating income rose 600 million yen to 2.6 billion yen.

OTHER BUSINESSES

The transfer of equity shares in a semiconductor testing subsidiary led to an 18.8% decline in segment sales to 20.7 billion yen. Operating income increased 400 million yen to 2.7 billion yen owing to the improved performance of a subsidiary engaged in materials testing and the manufacture of target material for liquid crystal displays.

OUTLOOK FOR FISCAL 2003, ENDING MARCH 2004

Japan's economy is not expected to achieve a full recovery in the second half of the fiscal year. While private-sector capital investment is showing signs of improvement, the severe employment situation and crimped incomes are putting downward pressure on personal spending. Under these conditions, Kobe Steel's outlook for its business segments in the second half of the fiscal year are as follows:

IRON & STEEL

Domestic demand for steel products is anticipated to be roughly the same in the second half of the fiscal year. As in the first half, construction demand will continue to be weak, but demand from the shipbuilding, automotive and other manufacturing industries is expected to be firm. Exports are anticipated to be firm in the second half of the year, bolstered by the Chinese market. Overseas demand will be affected by seasonal factors, but the U.S. economy and the world economy in general are improving. As a result, overall segment sales in second-half fiscal 2003 are forecast to increase slightly over the first half.

ALUMINUM & COPPER

Demand for rolled aluminum products is expected to decrease from the first half. While sheet and extrusions for the automotive industry will continue to be firm, demand for can stock will go down due to seasonal factors. For rolled copper products, second-half demand is forecast to be roughly the same as in

the first half. Demand is forecast to increase for copper strip, backed by recovery in semiconductor demand. However, demand for copper tube is expected to decline as air conditioner manufacturing shifts overseas and air conditioner inventories remain high because of the cool 2003 summer. As a result, overall segment sales are anticipated to dip slightly in comparison to the first half of the fiscal year.

MACHINERY

Domestic and overseas market conditions will continue to be dfficult. As sales from environment-related projects in Japan tend to be concentrated in the second half of the fiscal year, segment sales are forecast to increase considerably over the first half.

CONSTRUCTION MACHINERY

Continuing from the first half, domestic demand for excavators and cranes will be firm, but overseas shipments are anticipated to decrease due to seasonal factors. Thus, second-half segment sales are expected to be lower than in the first half.

REAL ESTATE

Due to the rise in unsold units, sales competition is expected to stiffen and prices are forecast to continue to stay low. However, for Kobe Steel, whose business is centered on condominium sales, the handing over to owners of units in large developments such as the Maya Seaside Place East in Kobe and O's Town (Phase 1) in Akashi, both in Hyogo Prefecture, is anticipated to increase second-half sales over the first half.

OTHER BUSINESSES

Segment sales are forecast to increase over the first half, owing to anticipated favorable performance of subsidiaries including businesses that manufacture high functional materials.

FISCAL 2003 FULL-YEAR FORECAST

Consolidated second-half sales are expected to increase 23.0 billion yen to 610 billion yen owing to considerable increases in sales from machinery-related businesses. For the full fiscal year, Kobe Steel anticipates consolidated sales of 1,200 billion yen.

Second-half ordinary income is forecast to increase 8.5 billion yen to 26 billion yen. Fiscal 2003 ordinary income is expected to reach 43 billion yen due to higher sales in the machinery businesses and overall cost reductions mainly in the steel segment. Aftertax net income is projected at 11 billion yen in the second half and 20 billion yen for the full year.

CASH FLOWS IN FIRST-HALF FISCAL 2003

Net cash provided by operating activities decreased 23.6 billion yen to 33.7 billion yen due to higher income before income taxes and lower depreciation. Net cash used in investing activities was 9.8 billion yen, a net change of 31.3 billion yen, due to decreases from the sale of real estate and the transfer of businesses. Free cash flow from the combination of net cash from operating activities plus net cash used in investing activities totaled 23.9 billion yen in the first half and was used to pare down interest-bearing liabilities (debt). This resulted in net cash used in financing activities of 19 billion yen. As a result, interest-bearing liabilities in first-half fiscal 2003 decreased 17.7 billion yen to 948.6 billion yen. Cash and cash equivalents increased 6.5 billion yen to 88.3 billion yen.

Debt, excluding project financing for the wholesale electric supply business, was 878.1 billion yen.

MEDIA CONTACT

Gary Tsuchida

Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 JAPAN

Tel +81-3-5739-6010 Email www-admin@kobelco.co.jp
Fax +81-3-5739-5971 Web site: www.kobelco.co.jp

ADDITIONAL INFORMATION ON KOBE STEEL'S FIRST-HALF FISCAL 2003 RESULTS

MANAGEMENT POLICIES

1. Fundamental Management Strategy

On the threshold of its 100th anniversary in 2005, Kobe Steel aims to contribute to society through its materials business (steel, welding, aluminum and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction machinery, environmental solutions, and engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

To achieve this vision encompassing the corporate group, Kobe Steel is improving its head office functions, reforming human resources through performance-based evaluation, and strengthening the finance system to more efficiently implement group management. Bolstering its corporate governance, Kobe Steel is revising its management structure, implementing compliance systems, and promoting environmental management in harmony with society.

2. Policy for Profit Distribution

At the Ordinary General Meeting of Shareholders held in June 2003, Kobe Steel gained approval to reverse a portion of its additional paid-in capital and all of its legal reserve.

Foremost in Kobe Steel's mind is to return profits to its shareholders. Subject to its retained earnings and financial performance, Kobe Steel aims to resume dividend payments in fiscal 2004.

3. Medium-Term Management Strategy

In June 2003, Kobe Steel unveiled the Consolidated Medium-Term Business Plan covering fiscal years 2003-2005. The outline and major measures of the Plan are as follows:

3.1. Create and expand sales of distinctive products

Continue and create "Only One, Number One" distinctive and value-added products, services and technologies of excellence in quality and cost performance. Increase sales of distinctive, value-added products 10% in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery to comprise over 40% of total sales by fiscal 2005, in comparison to fiscal 2002.

3.2. Further advance alliances

Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the company's core businesses.

3.3. Respond to global markets

Make effective use of current alliances to meet customers' global procurement requirements. Build new supply systems, including independently developed systems based on market characteristics.

3.4. Reduce costs and undertake investments to improve competitiveness

Achieve cost reductions of 40 billion yen (non-consolidated) during the three-year period. Allocate 100 billion yen (on a non-consolidated basis) in the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. Invest in research and development to commercialize distinctive, value-added products.

3.5. Measures to strengthen corporate governance

Review the management structure, strengthen corporate governance, establish compliance systems, and promote environmental management in harmony with society.

Consolidated Financial Targets

(in billions of yen)	FY2002	FY2005	
Sales	1,204.7	1,250.0	
Operating income	81.0	125.0	
Ordinary income*	35.4	80.0	
Net income	1.7	36.0	
Total assets	1,902.6	1,800.0	
Debt (interest-bearing liabilities)	895.8	640.0	
Debt, including IPP project finance	966.3	780.0	
Cash flow		250.0	(3-year cumulative total)
Ratio of ordinary income to sales	2.9%	6.4%	
Return on assets	3.4%	6.0%	
Debt-to-equity ratio	3.1	1.7	
D/E ratio including IPP project finance	3.3	2.1	

(* also called pretax recurring profit)

Already, results derived from the Business Plan so far include using high strength steel sheet in car seat parts; establishing a manufacturing facility in the United States to make automotive aluminum parts; and building alliances with overseas companies in welding consumables and construction equipment.

4. Corporate Governance and Status of Measures

Kobe Steel introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its assets.

In 1999, Kobe Steel implemented a system of corporate officers to separate management from business operations. For this purpose, the number of board directors was reduced. Top management and executives responsible for the head office were appointed directors. However, management decision-making and the execution of everyday operations have a close relationship. It became clear that this management system was not in step with the Company's aims. As a result, approval was given at the Ordinary General Meeting of Shareholders in June 2003 that the board of directors shall consist of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs and this would be the optimum way for shareholders to relegate this responsibility. Consequently, directors oversee the administration of the business segments, while corporate officers are responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not selected by a company committee; nor are they under a legal organization. The officers are selected by the board of directors and are responsible for carrying out the operations requested of them.

At the Ordinary General Meeting of Shareholders in June, approval was also given for one additional outside auditor to be added to further improve the company's governance. As a result, the number of auditors increased to five, and four of them are outside auditors. It should be noted that the outside auditors and Kobe Steel have no business relationships or other interests.

As for the compliance system, in 2000 Kobe Steel established a Corporate Ethics Committee, which included members from outside the company. This Committee considered various measures and implemented them in order to comply with the rules of society and to establish corporate ethics.

In June 2000, the Committee formulated the Corporate Code of Ethics to provide guidelines for business conduct. The guidelines provide parameters for operating within the acceptable norms of society under established laws and regulations. The Code of Ethics not only outlines policies and actions, but also describes corporate behavior and employee expectations, including contributing to society and creating a work environment that fosters employee individuality and creativity.

Furthermore, in October 2001 the company established risk management standards to improve its capabilities to deal with risks faced by its businesses. The standards systematically organized risks and set risk prevention measures, monitoring systems, and responsibility systems.

In addition, a Compliance Ad Hoc Committee, which included outside lawyers, was organized. The Committee made preparations to create a system to achieve compliance management to uphold the law. The Ad Hoc Committee, which began in July 2002, met seven times. In March 2003, the Committee produced a report proposing the rebuilding of the compliance system.

In progressively reorganizing the Corporate Ethics Committee, a permanent Compliance Committee, of which the majority of the members consist of outside members, was formed and serves as the advisory body to the board of directors. The Committee discusses concrete measures to strengthen the Company's compliance systems. The Company is further strengthening its personal and qualitative functions of departments responsible for overseeing compliance. In addition, one outside lawyer is assigned to the Kanto region as well as one to the Kansai region of Japan. The lawyers are appointed upon the recommendation of the Bar Association. This creates a system for internal notification.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

SUMMARY OF FISCAL 2003 CONSOLIDATED FIRST HALF RESULTS
(April 1, 2003 – September 30, 2003)

1. FINANCIAL HIGHLIGHTS

(in millions of yen)	FY2003 First half	FY2002 First half	FY2002 Full year
Net sales	587,046	577,370	1,204,749
Operating income	42,027	34,516	81,053
Ordinary income*	17,520	10,044	35,442
Extraordinary gains	9,007	19,709	24,164
Extraordinary losses	(9,351)	(18,517)	(43,602)
Aftertax net income	8,997	5,228	1,723
Net income per share	3.03 yen	1.83 yen	0.59 yen
Fully diluted earnings per share	----	----	----

2. FINANCIAL POSITION

(at end of each accounting period)	FY2003 First half	FY2002 First half	FY2002 Full year
Total assets	1,878,355	1,927,515	1,902,641
Total stockholders' equity	313,516	285,293	293,138
Stockholders' equity/total assets	16.7%	14.8%	15.4%
Stockholders' equity per share	105.69 yen	99.90 yen	98.96 yen

3. CONSOLIDATED CASH FLOWS

(in millions of yen)	FY2003 First half	FY2002 First half	FY2002 Full year
Cash flows from operating activities	33,737	57,384	115,692
Cash flows from investing activities	(9,819)	21,508	27,021
Cash flows from financing activities	(19,051)	(93,216)	(174,997)
Cash & cash equivalents at end of period	88,365	100,027	81,809

4. SCOPE OF CONSOLIDATION

Consolidation is based on 151 significant, majority-owned subsidiaries and 50 significant, equity-valued affiliates.

5. CHANGES IN CONSOLIDATION

New consolidated subsidiaries	4
Consolidated subsidiaries excluded	3
New equity-valued affiliates	4
Equity-valued affiliates excluded	5

6. CONSOLIDATED FORECAST FOR FISCAL 2003 (ending March 31, 2004)

(in millions of yen)	
Estimated net sales	1,200,000
Estimated ordinary income*	43,000
Estimated net income	20,000
Estimated net income per share	6.74 yen

Notes for FY2003 Consolidated First-Half Summary

i. Equity value of net gain of affiliates in first-half 2003: 3,479 million yen
   Equity value of net gain of affiliates in first-half 2002: 2,138 million yen
   Equity value of net gain of affiliates in fiscal year 2002: 5,585 million yen

ii. Average number of shares in first-half 2003: 2,963,174,597 shares
Average number of shares in first-half 2002: 2,855,258,779 shares
Average number of shares in fiscal year 2002: 2,881,822,256 shares

iii. No changes have been made in accounting policies.

iv. Number of shares issued at end of first-half 2003: 2,966,161,766 shares
Number of shares issued at end of first-half 2002: 2,855,734,156 shares
Number of shares issued at end of fiscal year 2003: 2,962,184,078 shares

iv. * Ordinary income is also known as pretax recurring profit.

7. SEGMENT SALES

(in millions of yen)

		FY2003 First half	FY2002 First half
Sales to outside customers	Iron & Steel	259,820	248,439
	Aluminum & Copper	122,450	127,817
	Machinery	79,154	95,600
	Construction Machinery	92,689	73,151
	Real Estate	18,497	13,564
	Other Businesses	14,433	18,797
	Consolidated net sales	587,046	577,370
Inter-segment sales	Iron & Steel	5,297	4,053
	Aluminum & Copper	380	275
	Machinery	4,340	2,757
	Construction Machinery	570	178
	Real Estate	2,108	2,189
	Other Businesses	6,294	6,716
	Total	18,992	16,171
Total sales	Iron & Steel	265,118	252,492
	Aluminum & Copper	122,831	128,093
	Machinery	83,495	98,357
	Construction Machinery	93,260	73,330
	Real Estate	20,606	15,753
	Other Businesses	20,728	25,514
	Eliminations	(18,992)	(16,171)
	Consolidated net sales	587,046	577,370
Operating costs & expenses	Iron & Steel	237,267	231,172
	Aluminum & Copper	115,652	121,742
	Machinery	85,938	98,217
	Construction Machinery	89,784	71,848
	Real Estate	17,967	13,796
	Other Businesses	18,025	23,280
	Eliminations	(19,616)	(17,202)
	Consolidated operating costs	545,018	542,854
Operating income (loss)	Iron & Steel	27,850	21,320
	Aluminum & Copper	7,179	6,350
	Machinery	(2,443)	140
	Construction Machinery	3,476	1,482
	Real Estate	2,638	1,957

Other Businesses	2,702	2,234
Eliminations	623	1,031
Consolidated operating income	42,027	34,516

8. SEGMENT INFORMATION BY REGION

(in millions of yen)

		FY2003 First half	FY2002 First half
Sales to outside customers	Japan	539,427	527,217
	Asia	27,539	18,022
	North America	6,911	9,719
	Other areas	13,167	22,411
	Total	587,046	577,370
Inter-segment sales	Japan	13,935	17,401
	Asia	805	522
	North America	535	846
	Other areas	29	182
	Total	15,305	18,952
Total sales	Japan	553,362	544,618
	Asia	28,344	18,544
	North America	7,447	10,566
	Other areas	13,197	22,594
	Eliminations	(15,305)	(18,952)
	Total	587,046	577,370
Operating costs & expenses	Japan	513,985	513,980
	Asia	25,829	16,956
	North America	7,743	10,292
	Other areas	12,813	21,276
	Eliminations	(15,352)	(19,650)
	Total	545,018	542,854
Operating income	Japan	39,377	30,638
	Asia	2,515	1,588
	North America	(296)	274
	Other areas	384	1,317
	Eliminations	46	697
	Total	42,027	34,516

9. OVERSEAS SALES BY REGION

(in millions of yen)	FY2003 First half	Percentage of net sales	FY2002 First half	Percentage of net sales
Asia	74,666	12.7%	69,101	12.0%
North America	14,885	2.5%	17,178	3.0%
Other areas	40,599	7.0%	33,171	5.7%
Total	130,151	22.2%	119,451	20.7%
Consolidated net sales	587,046		577,370	

Overseas sales consist of export sales of Kobe Steel and its domestic consolidated subsidiaries and sales of

overseas consolidated subsidiaries, excluding sales to Japan.
Asia includes China, Taiwan, South Korea, Malaysia and Indonesia.
North America consists of the United States and Canada.
Other areas include Australia and Italy.

SUMMARY OF FISCAL 2003 NON-CONSOLIDATED HALF-YEAR RESULTS (April 1, 2003 – September 30, 2003)

1. FINANCIAL HIGHLIGHTS	FY2003	FY2002	FY2002
(in millions of yen)	First half	First half	Full year
Net sales	387,053	389,476	807,231
Operating income	26,278	22,194	52,258
Ordinary income*	8,180	7,420	20,263
Extraordinary gains	8,970	15,832	20,554
Extraordinary losses	(9,303)	(14,510)	(40,969)
Aftertax net income (loss)	5,195	4,500	(4,859)
Net income (loss) per share	1.74 yen	1.56 yen	(1.67 yen)

2. DIVIDENDS	FY2003	FY2002	FY2002
	First half	First half	Full year
Dividends per share (yen)	-0-	-0-	-0-

3. FINANCIAL POSITION	FY2003	FY2002	FY2001
(in millions of yen)	First half	First half	Full year
Total assets	1,399,336	1,441,686	1,419,159
Total stockholders' equity	329,881	315,828	313,261
Stockholders' equity/total assets	23.6%	21.9%	22.1%
Stockholders' equity per share	110.95 yen	110.15 yen	105.35 yen

4. FORECAST FOR NON-CONSOLIDATED FY2003 (ending March 2004)

(in millions of yen)	
Estimated net sales	780,000
Estimated ordinary income*	23,000
Estimated net income	15,000
Estimated net income per share	5.04 yen

Notes

i. Average number of shares in first-half 2003: 2,973,325,050 shares
Average number of shares in first-half 2002: 2,867,288,449 shares
Average number of shares in fiscal year 2002: 2,893,705,299 shares

iii. No changes have been made in accounting policies.

iv. * Ordinary income is also known as pretax recurring profit.

v. Number of shares issued at end of first-half 2003: 2,973,240,421 shares
Number of shares issued at end of first-half 2002: 2,867,149,591 shares
Number of shares issued at end of fiscal year 2002: 2,973,397,894 shares

INVESTOR INFORMATION

By the end of January 2004, Kobe Steel intends to send 2003 semi-annual reports to its overseas shareholders through their proxies in Japan. This report will also be available upon request from:

Kobe Steel, Ltd.
Investor Relations, Tokyo
Tel +81-3-5739-6043
Fax +81-3-5739-5973

MEDIA CONTACT

Gary Tsuchida
Communication Center
Tel +81-3-5739-6010
Fax +81-3-5739-5971

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Email www-admin@kobelco.co.jp
Web site www.kobelco.co.jp